

MURCHINSON

Urgent

June 27, 2023

Via Email
Nano Dimension Ltd.
2 Ilan Ramon St.
Ness Ziona 7403635
Israel
Attention: Board of Directors (including the two Court-appointed Observers)[1]

– Without Prejudice –

Re: Potential Issuance / Capital Restructuring

Dear Members of the Board,

Murchinson Ltd. (collectively with its affiliates and funds it advises and/or sub-advises, "Murchinson" or "we"), write to you as follows:

1.   As you know well, we are one of the largest shareholders of Nano Dimension Ltd. (the "Company").

2.   Earlier today, the Company announced that it increased the special tender offer price for Stratasys shares to $20.05 per share. As we wrote to you back on May 25th, the tender offer and information you publicly disclosed, show little rationale, if at all, for the tender offer and we were seriously concerned about what led to it.

3.   The further increase in the share price, for only a controlling stake in Stratasys, reinforces our concerns that the tender offer is being now advanced further in a reckless manner, without the requisite due process, in-depth consideration and even without substantial (if any all all) deliberations at the Board of Directors of the Company, not to mention shareholder approval.

4.   Without derogating from the foregoing, we remind you that when the Company made its previous $20.05 offer for Stratasys, on April 4, 2023, the press release specified that it was "subject to receiving necessary diligence"[2]. It seems that the Company has since abandoned this minimal safety measure and is therefore assuming excessive risks, for questionable motives.

5.   Moreover, we are seriously concerned that the Company **is considering raising money in a hasty manner through a massive equity issuance which will dilute shareholders**, without due and fair process, at a time that the share price is trading well below the cash value. Surely, this cannot be in the

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[1] See section 10 hereof. For the sake of clarity, sending this letter to the four individuals who were removed from the Board of Directors of the Company at the special general meeting of the Company held on March 20, 2023 should not be construed in any manner as an admission that such individuals are still validly acting as directors.

[2] https://www.sec.gov/Archives/edgar/data/1517396/000121390023026738/ea176428ex99-1_nanodimen.htm

best interests of shareholders. According to our conservative calculations, the cash value of the company is above four dollars per share. Selling new shares at any (effective) price below that will be nothing short of corporate waste for the sole benefit of entrenching management.

6.   We would like to also direct you to Mr. Yoav Stern's own words on a video he posted on the Nano Dimension YouTube channel on March 9, 2023[3]. In response to the question: "Do you agree that paying with Nano Dimension stock for acquisitions when it is trading below the cash value, is dilutive and unfair to current shareholders?", Stern replied: "Yes, and we don't pay with shares. … Do I want to pay with shares now? Of course not! It's dilutive to you and to me. …. If I don't have to use shares, I don't want to use shares." And so, as Mr. Stern admits, paying with discounted shares is dilutive and unfair. From an economic perspective, issuing shares for a cash payment is undistinguishable from an acquisition made with stock.

7.   As such, we demand that the Board of Directors refrain from taking any action which may affect the Company's capital structure, whether as a result of raising funds or as a result of a transaction that contains an equity issuance element, certainly until after the upcoming annual general meeting, which is being delayed to the last minute possible. This includes grants of equity-based awards to directors and officers (and, in this respect, we wish to point out that we were surprised to learn that the Company converted stock options of directors into RSUs without seeking shareholder approval, and we reserve our rights in this respect too).

8.   We demand that you reject any such proposal that is brought to you for approval, certainly if it will not be brought to the approval of shareholders. In this context, we remind you that the Companies Law imposes upon you, as office holders in the Company, a duty of care and a fiduciary duty toward the Company, and therefore you are bound to act in good faith in the Company's best interests and to promote its affairs also when they conflict with your own personal agendas. We also remind you that with respect to such a proposal you also hold a duty of care and fiduciary towards the shareholders and a duty not to deprive them of their rights.

9.   In view of the foregoing, you are requested to confirm to us that no such capital structure actions will be conducted via email (address: msarfaty@murchinsonltd.com) no later than **5:00 p.m., Israel time, on June 29, 2023.**

10.   This letter is sent without prejudice and shall not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract and/or law. It is hereby further clarified that this letter only and solely involves the provision of the aforesaid documents, while every claim and right of the undersigned, including those in relation to the pending lawsuits between the parties, and any other matter, are fully reserved.

Sincerely,

Moshe Sarfaty

Moshe Sarfaty

Cc: Ido Zemach and Yehuda Rosenthal (Goldfarb Gross Seligman & Co.)

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[3] https://www.youtube.com/watch?v=3XMsQ-LNPc0